Exhibit 99.1

ObsEva Evidences Compliance with Nasdaq’s Stockholder’s Equity Rule and Announces Moratorium Dismissal Request Filing

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

GENEVA, Switzerland – December 14, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies for women’s health, announced today announced an update on its progress towards meeting Nasdaq’s minimum stockholders’ equity requirement.

As previously announced, on August 19, 2022, the Company received a letter (the “Nasdaq Letter”) from the Nasdaq Stock Exchange (“Nasdaq”) notifying the Company that it is not in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Global Select Market. Nasdaq Listing Rule 5450(b)(1)(A) requires listed companies listed on the Nasdaq Global Select Market to maintain stockholders’ equity of at least $10.0 million. The Nasdaq Letter was based on the Company’s Form 6-K dated August 17, 2022, disclosing financial information for the period ended June 30, 2022, which reported shareholders’ equity of ($2,103,000). ObsEva submitted its plan to regain compliance on August 29, 2022.

On November 22, 2022, the Company announced the sale of all its rights to Ebopiprant (the “Transaction”), an investigational, orally active, selective prostaglandin F2α (PGF2α) receptor antagonist being evaluated as a potential treatment for preterm labor by reducing inflammation and uterine contractions, to XOMA Corporation (XOMA) for an upfront payment of $15 million. Additionally, ObsEva is eligible to receive future milestone payments of up to $98 million upon the achievement of certain development and regulatory milestones and sales milestones relating to the development of Ebopiprant under a license agreement with Organon. In July 2021, ObsEva granted a license to Organon for the global development, manufacturing, and commercial rights to Ebopiprant.

As a result of the Transaction, the stockholders’ equity of the Company as of November 30, 2022 is approximately $11.4 million (unaudited). The Company therefore believes that as of the date hereof the Company has regained compliance with Nasdaq Listing Rule 5450(b)(1)(A). Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its annual report for the year ended December 31, 2022 the Company does not evidence compliance, it may be subject to delisting. There can be no assurance that the Company will be able to maintain compliance with the minimum stockholders’ equity requirement.

Additionally, on December 9, 2022 ObsEva filed a request to withdraw its previously announced moratorium with the Swiss court considering its over-indebtedness position has been resolved with the upfront proceeds of the Transaction.

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. ObsEva has established a development program focused on improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com

Cautionary Note Regarding Forward Looking Statements of ObsEva SA

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding theObsEva’s belief that it has regained compliance with the Nasdaq minimum stockholders’ equity requirement, and the outcome and timing for the Swiss courts to process ObsEva’s request to withdraw the Swiss moratorium proceedings. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties in the outcome and potential impact of ObsEva’s intended withdrawal of the pending moratorium proceedings before Swiss courts, including with respect to ObsEva’s agreements with third parties and outstanding debt obligations, ObsEva’s ability to successfully restructure its operations, ObsEva’s ability to regain compliance with the continued listing rules of Nasdaq and the potential for Nasdaq to use its discretionary authority to delist ObsEva’s common shares in connection with the pending Swiss moratorium proceedings if ObsEva is not able to withdraw such proceedings, the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and the capabilities of such third parties, the impact of the ongoing novel coronavirus outbreak and other geopolitical events, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with Securities and Exchange Commission (the “SEC”) on March 10, 2022, in the Reports on Form 6-K filed with the SEC on May 17, 2022, August 17, 2022 and December 1, 2022 and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office contact

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Will Brown

will.brown@obseva.com

+1 (334) 313-2319